Exhibit 21.1

Subsidiaries

Subsidiary	Place of Organization	Ownership
Aspire North America LLC	California	Wholly-owned by Registrant
Ispire International Limited	British Virgin Islands	Wholly-owned by Registrant
Aspire Science and Technology Limited	Hong Kong	Wholly-owned by Ispire International Limited
Ispire Global Products LLC	Delaware	Wholly-owned by Registrant
Ispire Malaysia Sdn Bdh	Malaysia	Wholly-owned by Aspire North America LLC
Aspire AME Electronic Cigarettes Trading LLC	United Arab Emirates	Wholly-owned by Aspire North America LLC